--------------------------------------------------------------------------------
                                                                          Page 1
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1997.
                               -----------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ___________ to ___________.


                         Commission File Number 1-5492-1
                                                --------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Nashua Corporation Savings Plan for Specified Hourly Employees

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Nashua Corporation
               44 Franklin Street
               Nashua, New Hampshire  03060

--------------------------------------------------------------------------------
                                                                          Page 2
--------------------------------------------------------------------------------




NASHUA CORPORATION
------------------

SAVINGS PLAN FOR SPECIFIED
--------------------------

HOURLY EMPLOYEES
----------------

FINANCIAL STATEMENTS
--------------------

DECEMBER 31, 1997 AND 1996
--------------------------

--------------------------------------------------------------------------------
                                                                          Page 3
--------------------------------------------------------------------------------




                               NASHUA CORPORATION
                               ------------------

                   SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                   -------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------




                                                                         PAGES
                                                                         -----
Financial Statements:

   Report of Independent Accountants                                        1

   Statement of Net Assets Available for Plan Benefits
       (With Fund Information) as of December 31, 1997 and 1996           2-3

   Statement of Changes in Net Assets Available for Plan Benefits
        (With Fund Information) for the Years Ended
        December 31, 1997 and 1996                                        4-5

   Notes to Financial Statements                                         6-11


Supplementary Information:*


* Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



July 15, 1998


To the Participants and Administrator
of the Nashua Corporation Savings Plan
for Specified Hourly Employees


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Savings Plan for Specified Hourly Employees (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1, effective December 31, 1997, the Plan was merged into the Nashua Corporation Employee's Savings Plan.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         NASHUA CORPORATION
                                             SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                          DECEMBER 31, 1997


                                       Guaranteed  Nashua
                                       Investment  Common                                   Equity-  Growth    Asset
                                        Contract    Stock   Puritan  Magellan               Income   Company  Manager  Europe
                                          Fund      Fund     Fund      Fund    Contrafund    Fund     Fund     Fund     Fund
                                          ----      ----     ----      ----    ----------    ----     ----     ----     ----

Assets:
  Guaranteed Investment Contracts,
    at Contract Value                    $ --      $ --     $ --      $ --       $ --       $ --     $ --     $ --     $ --
  Investments at Fair Value:
    Nashua Common Stock Fund               --        --       --        --         --         --       --       --       --
    Mutual Funds                           --        --       --        --         --         --       --       --       --
    Collective Investment Fund             --        --       --        --         --         --       --       --       --
    Treasury Instruments                   --        --       --        --         --         --       --       --       --
  Cash                                     --        --       --        --         --         --       --       --       --


Net Assets Available for Plan Benefits   $ --      $ --     $ --      $ --       $ --       $ --     $ --     $ --     $ --
                                         =====================================================================================

                                         Pacific  Intermediate    Small Cap  Gov't Money  U.S. Equity
                                          Basin       Bond          Stock      Market        Index      Loan
                                           Fund       Fund          Fund        Fund          Fund      Fund   Total
                                           ----       ----          ----        ----          ----      ----   -----

Assets:
  Guaranteed Investment Contracts,
    at Contract Value                     $ --       $ --          $ --        $ --          $ --      $ --    $ --
  Investments at Fair Value:
    Nashua Common Stock Fund                --         --            --          --            --        --      --
    Mutual Funds                            --         --            --          --            --        --      --
    Collective Investment Fund              --         --            --          --            --        --      --
    Treasury Instruments                    --         --            --          --            --        --      --
  Cash                                      --         --            --          --            --        --      --


Net Assets Available for Plan Benefits    $ --       $ --          $ --        $ --          $ --      $ --    $ --
                                          ==========================================================================

                 See accompanying notes to financial statements


                                                         NASHUA CORPORATION
                                             SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                          DECEMBER 31, 1996

                                         Guaranteed   Nashua
                                         Investment   Common                                     Equity-     Growth       Asset
                                          Contract     Stock   Puritan    Magellan               Income      Company      Manager
                                            Fund       Fund      Fund      Fund     Contrafund    Fund       Fund         Fund
                                            ----       ----      ----      ----     ----------    ----       ----         ----

Assets:
  Guaranteed Investment Contracts,
    at Contract Value                      $19,326     $ --       $--      $  --      $  --      $  --      $   --       $  --
  Investments at Fair Value:
    Nashua Common Stock Fund                  --        4,443      --         --         --         --          --          --
    Mutual Funds                              --         --        --       12,838     2,107      1,459      15,187
    Collective Investment Fund              30,488       --        --         --         --         --          --          --
  Cash                                         773       --        --         --         --         --          --          --
  Employee Contributions Receivable           --         --        --         --         --         --          --          --
  Employer Contributions Receivable           --         --        --         --         --         --          --          --
  Participant Loans Receivable, at            --
    Fair Value                                --         --        --         --         --         --          --          --
                                           --------------------------------------------------------------------------------------

Net Assets Available for Plan Benefits     $50,587     $4,443     $--      $12,838    $2,107     $1,459     $15,187      $  --
                                           ======================================================================================



                                                   Pacific  Intermediate               Gov't Money  U.S. Equity
                                           Europe   Basin      Bond                       Market       Index     Loan
                                            Fund    Fund       Fund        Sm Cap Stk      Fund         Fund     Fund        Total
                                            ----    ----       ----        ----------      ----         ----     ----        -----

Assets:
  Guaranteed Investment Contracts,
    at Contract Value                       $--      $--       $--           $ --          $ --        $ --     $  --       $19,326
  Investments at Fair Value:
    Nashua Common Stock Fund                 --       --        --             --            --          --        --         4,443
    Mutual Funds                               9      161       --             --           1,000        --        --        32,761
    Collective Investment Fund               --       --        --             --            --          --        --        30,488
  Cash                                       --       --        --             --            --          --        --           773
  Employee Contributions Receivable          --       --        --             --            --          --        --          --
  Employer Contributions Receivable          --       --        --             --            --          --        --          --
  Participant Loans Receivable, at
    Fair Value                               --       --        --             --            --          --        --          --
                                         ------------------------------------------------------------------------------------------

Net Assets Available for Plan Benefits      $  9     $161      $--           $ --          $1,000      $ --     $  --       $87,791
                                         ===========================================================================================



                See accompanying notes to financial statements.

                                                         NASHUA CORPORATION
                                             SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                    YEAR ENDED DECEMBER 31, 1997
                                         Guaranteed    Nashua
                                         Investment    Common                                        Equity-      Growth       Asset
                                          Contract      Stock   Puritan    Magellan                  Income      Company     Manager
                                            Fund        Fund      Fund       Fund      Contrafund     Fund        Fund         Fund
                                            ----        ----      ----       ----      ----------     ----        ----         ----
Sources of Net Assets:

Employee Contributions                   $   --       $   --      $ --      $   --       $  --       $  --       $   --       $  --
Employer Contributions                       --           --        --          --          --          --           --          --
Investment Income                           1,690         --        --           387          35         260          330        --
Net Appreciation of Investments              --            341      --         1,402        --           795        2,129        --
Rollovers                                    --           --        --          --          --          --           --          --
Loan Repayments                              --           --        --          --          --          --           --          --
Loan Interest                                --           --        --          --          --          --           --          --
                                         -------------------------------------------------------------------------------------------
                                            1,690          341      --         1,789          35       1,055        2,459        --
                                         -------------------------------------------------------------------------------------------
Applications of Net Assets:

Plan Withdrawals                           47,785        3,553      --        10,017       2,082        --         14,407        --
Net Depreciation of Investments              --             22      --          --            60        --           --          --
Loan Withdrawals                             --           --        --          --          --          --           --          --
Rollovers                                    --           --        --          --          --          --           --          --
Administrative Expenses                       254         --        --            50        --            80         --          --
                                         -------------------------------------------------------------------------------------------
                                           48,039        3,575      --        10,067       2,142          80       14,407        --
                                         -------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
During the Year Prior to Transfers        (46,349)      (3,234)     --        (8,278)     (2,107)        975      (11,948)       --

Net Transfer between Funds                 (3,227)        --        --          --          --         3,227         --          --

Net Transfer Due to Merger of Plans        (1,011)      (1,209)     --        (4,560)       --        (5,661)      (3,239)       --

Net Assets Available for Plan Benefits:

Beginning of Year                          50,587        4,443      --        12,838       2,107       1,459       15,187        --
                                         -------------------------------------------------------------------------------------------
End of Year                              $   --       $   --      $ --      $   --       $  --       $  --       $   --       $  --
                                         ===========================================================================================

                                                   Pacific   Intermediate Small Cap Gov't Money   U.S. Equity
                                          Europe    Basin         Bond     Stock       Market        Index      Loan
                                           Fund     Fund          Fund     Fund         Fund          Fund      Fund        Total
                                           ----     ----          ----     ----         ----          ----      ----        -----
Sources of Net Assets:

Employee Contributions                     $--      $--           $--    $  --         $  --        $  --      $  --       $   --
Employer Contributions                      --       --            --       --            --           --         --           --
Investment Income                           --          3          --       --              51         --         --          2,756
Net Appreciation of Investments               2      --            --       --            --           --         --          4,669
Rollovers                                   --       --            --       --            --           --         --           --
Loan Repayments                             --       --            --       --            --           --         --           --
Loan Interest                               --       --            --       --            --           --         --           --
                                        -------------------------------------------------------------------------------------------
                                              2         3          --       --              51         --         --          7,425
                                        -------------------------------------------------------------------------------------------
Applications of Net Assets:

Plan Withdrawals                              1      --            --       --               2         --         --         77,847
Net Depreciation of Investments             --         27          --       --            --           --         --            109
Loan Withdrawals                            --       --            --       --            --           --         --           --
Rollovers                                   --       --            --       --            --           --         --           --
Administrative Expenses                      10      --            --       --              80         --         --            474
                                        -------------------------------------------------------------------------------------------
                                             11        27          --       --              82         --         --         78,430
                                        -------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
During the Year Prior to Transfers           (9)      (24)         --       --             (31)        --         --        (71,005)

Net Transfer between Funds                  --       --            --       --            --           --         --           --

Net Transfer Due to Merger of Plans         --       (137)         --       --            (969)        --         --        (16,786)

Net Assets Available for Plan Benefits:

Beginning of Year                             9       161          --       --           1,000         --         --         87,791
                                        -------------------------------------------------------------------------------------------

End of Year                                $--      $--           $--    $  --         $  --        $  --      $  --       $   --
                                        ===========================================================================================

                 See accompanying notes to financial statements

                                                         NASHUA CORPORATION
                                             SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                    YEAR ENDED DECEMBER 31, 1996
                                          Guaranteed     Nashua
                                          Investment     Common                                          Equity-    Growth    Asset
                                           Contract      Stock      Puritan      Magellan                Income     Company  Manager
                                             Fund         Fund        Fund         Fund     Contrafund    Fund        Fund     Fund
                                             ----         ----        ----         ----     ----------    ----        ----     ----
Sources of Net Assets:

  Employee Contributions                   $   (169)    $  --       $     32     $   (129)    $ --      $    70     $    35    $--
  Employer Contributions                        (52)          6           24          (18)      --           41          20     --
  Investment Income                           2,732        --            122        2,449         88        142         682     --
  Net Appreciation of Investments                 1          97          394         --           19        359       1,620     --
  Loan Repayments                              --          --           --           --         --         --          --       --
  Loan Interest                                --          --           --           --         --         --          --       --
                                           -----------------------------------------------------------------------------------------
                                              2,512         103          572        2,302        107        612       2,357     --
                                           -----------------------------------------------------------------------------------------

Applications of Net Assets:

  Plan Withdrawals                           15,435       4,226       11,135        4,392       --        2,690       1,049     --
  Net Depreciation of Investments              --           597         --            903       --         --          --       --
  Loan Withdrawals                             --          --           --           --         --         --          --       --
  Transfers to Regular Savings Plan          12,986        --          1,013       11,681       --          533        --       --
  Administrative Expenses                       258           5           20          110       --           60        --       --
                                           -----------------------------------------------------------------------------------------
                                             28,679       4,828       12,168       17,086       --        3,283       1,049     --
                                           -----------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
  During the Year Prior to Transfers        (26,167)     (4,725)     (11,596)     (14,784)       107     (2,671)      1,308     --

Net Transfers Between Funds                    --          --           --         (2,000)     2,000       --          --       --

Net Assets Available for Plan Benefits:

  Beginning of Year                          76,754       9,168       11,596       29,622       --        4,130      13,879     --
                                           -----------------------------------------------------------------------------------------
  End of Year                              $ 50,587     $ 4,443     $   --       $ 12,838     $2,107    $ 1,459     $15,187    $--
                                           =========================================================================================

                                                    Pacific   Intermediate   Small Cap  Gov't Money  U.S. Equity
                                           Europe    Basin        Bond         Stock      Market       Index     Loan
                                            Fund      Fund        Fund         Fund        Fund        Fund      Fund       Total
                                            ----      ----        ----         ----        ----        ----      ----       -----
Sources of Net Assets:

  Employee Contributions                     $--       $--         $--         $--         $ --        $ --     $   --    $   (161)
  Employer Contributions                        4       --          --          --             11        --         --          36
  Investment Income                             1         1         --          --             52        --         --       6,269
  Net Appreciation of Investments               2       --          --          --           --          --         --       2,492
  Loan Repayments                             --        --          --          --           --          --         --        --
  Loan Interest                               --        --          --          --           --          --         --        --
                                          ----------------------------------------------------------------------------------------
                                                7         1         --          --             63        --         --       8,636
                                          ----------------------------------------------------------------------------------------

Applications of Net Assets:

  Plan Withdrawals                            --        --          --          --           --           --       2,996    41,923
  Net Depreciation of Investments             --          5         --          --           --           --        --       1,505
  Loan Withdrawals                            --        --          --          --           --           --        --        --
  Transfers to Regular Savings Plan           --        --          --          --           --           --        --      26,213
  Administrative Expenses                      10       --          --          --             89         --        --         552
                                          ----------------------------------------------------------------------------------------
                                               10         5         --          --             89         --       2,996    70,193
                                          ----------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
  During the Year Prior to Transfers          (3)       (4)         --          --            (26)        --       (2,996)  (61,557)

Net Transfers Between Funds                   --        --          --          --           --           --         --        --

Net Assets Available for Plan Benefits:

  Beginning of Year                            12       165         --          --          1,026         --        2,996  149,348
                                          ----------------------------------------------------------------------------------------
  End of Year                                $  9      $161       $ --        $ --         $1,000       $ --     $   --   $ 87,791
                                          ========================================================================================


                See accompanying notes to financial statements.

--------------------------------------------------------------------------------
                                                                          Page 6
--------------------------------------------------------------------------------


                               NASHUA CORPORATION
                               ------------------
                   SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                   -------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Nashua Corporation Savings Plan for Specified Hourly Employees ("the Plan") are presented on the accrual basis of accounting.

PLAN ESTABLISHMENT

The Plan was established January 1, 1992 for hourly employees at Nashua Corporation's Santa Clara facility. Subsequently, the hourly employees of Nashua Corporation's Exeter facility were eligible to participate in the Plan. On May 25, 1994 Nashua Corporation's Santa Clara facility was sold and the Plan transferred $1,214,400 to a plan established by the buyer.

PLAN MERGER

Effective December 31, 1997 the Plan merged into the Nashua Corporation Employees' Savings Plan.

ASSET MAINTENANCE

Fidelity Management Trust Company was the Plan trustee ("the Trustee"). Assets of the Plan were invested, at the election of the participants, in up to twelve Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager Fund, Fidelity Intermediate Bond Fund, Fidelity Contrafund, Fidelity Small Cap Stock Fund, Fidelity Spartan U.S. Equity Index Portfolio, or Fidelity Retirement Government Money Market Fund), a Guaranteed Investment Contract Fund managed by the Trustee or the Nashua Common Stock Fund.

The Plan's assets were commingled with assets of the Nashua Corporation Employees' Savings Plan in a participant-directed master trust arrangement. The Plan's participation in the net assets of the master trust was recorded based on individual plan participants' account balances. Investment income and expenses for each investment option were allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

INVESTMENT VALUATION

Common shares of Nashua Corporation ("the Company") and treasury instruments held in the Plan were valued at closing sales prices supplied by a pricing service. The Plan's guaranteed investment contracts were valued at contract value which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund and collective investment fund accounts were valued at the respective funds' closing net asset values. Investment transactions were recorded on the trade date. Participant loans were valued at cost plus accrued interest which approximates fair value. Cost was determined on an average cost basis.

--------------------------------------------------------------------------------
                                                                          Page 7
--------------------------------------------------------------------------------


INVESTMENT INCOME

Income from investments was recorded as earned on an accrual basis.

CONTRIBUTIONS

The Plan had certain established criteria for eligibility. All contributions were immediately 100% vested.

401(k) Plan contributions - Employees could make a basic contribution of up to 15% of their earnings to the Plan. The Company contributed an amount equal to 50% of up to 6% of the employees' contributed earnings. Employees could direct their contributions and the Company matching contribution into any of the investment funds available for their contributions. Employee's contributions into the Nashua Common Stock Fund were limited to 25% of their account balance.

WITHDRAWALS AND LOANS

Plan participants could withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provided for optional forms of withdrawal at the time of retirement. Plan participants could borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans was payable at 2% above the prime rate. Loans were payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan was 20 years. At December 31, 1997 and 1996, there were no outstanding loans.

EXPENSES

Trustee administrative fees, audit and other expenses were paid directly by the Company and, accordingly, such items were not reflected in the financial statements of the Plan. Fees for participant loans were paid by the Plan and were reflected in the accompanying financial statements as administrative expenses.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles required management to make estimates and assumptions that affected the reported amounts and disclosures in the financial statements. Actual results could differ from those estimated.

FEDERAL INCOME TAX STATUS

The Company was advised by the U.S. Treasury Department on November 17, 1993 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the

--------------------------------------------------------------------------------
                                                                          Page 8
--------------------------------------------------------------------------------


Code") and is exempt from federal income taxes. The Plan has since been amended, however, a new letter has not yet been requested. Management believes that the Plan, as amended, and its operations have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE 2 - GENERAL DESCRIPTION OF THE PLAN

The following brief description of the Plan was provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan was a defined contribution plan covering all eligible employees. It was subject to the provisions of ERISA.

2. TERMINATION - The Plan was administered by the Nashua Audit/Finance & Investment Committee, which is composed of officers of the Company. The Company anticipated and believed that the Plan would continue without interruption, but reserved the right to discontinue the Plan. In the event that such discontinuance resulted in the termination of the Plan, the Plan provided that net assets would be allocated among the participants.


NOTE 3 - INVESTMENTS

The Plan's investments, excluding the Guaranteed Investment Contract Fund, were summarized as follows:

                                                  December 31,
                                             ----------------------
                                              1997           1996
                                             -------        -------
      Nashua Common Stock Fund               $     -        $ 4,443
      Fidelity Magellan Fund                       -         12,838
      Fidelity Contrafund                          -          2,107
      Fidelity Equity Income Fund                  -          1,459
      Fidelity Growth Company Fund                 -         15,187
      Fidelity Europe Fund                         -              9
      Fidelity Pacific Basin Fund                  -            161
      Fidelity Retirement Government
         Money Market Fund                         -          1,000
                                             -------        -------
                                             $     -        $37,204
                                             =======        =======

--------------------------------------------------------------------------------
                                                                         Page 9
--------------------------------------------------------------------------------


NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND

The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                         December 31,
                                                    ---------------------
                                                     1997          1996
                                                    -------       -------

    Pacific Mutual Life Insurance Company
        5.3% Due 3/30/99 - 6/30/99                  $     -       $ 2,150
    State Mutual Life Assurance
        5.48% Due 1/1/98 - 1/3/99                         -         1,782
    Life of Virginia
        8.32% Due 3/31/97                                 -         3,000
    Lincoln National Life Insurance Company
        6.28% Due 12/31/96                                -         2,565
    People's Security Life
        5.52% Due 2/28/00                                 -         1,565
    People's Security Life
        5.41% Due 2/28/00                                 -         1,146
    Confederation Life Insurance Company
        8.77% Due 1/3/95                                  -         7,118
    Fidelity Managed Income Portfolio II                  -        30,488
    Cash                                                  -           773
                                                    -------       -------
                                                    $     -       $50,587
                                                    =======       =======


The average yields of the Guaranteed Investment Contract Fund for the periods ended December 31, 1997 and 1996 were approximately 6.4% and 4.8%, respectively. Crediting interest rates remained the same, as noted above, for both 1997 and 1996.

The issuing institution's ability to meet its contractual obligation under the respective contracts may be affected by future economic and regulatory developments in the insurance industry.

--------------------------------------------------------------------------------
                                                                         Page 10
--------------------------------------------------------------------------------


NOTE 5 - SAVINGS PLANS MASTER TRUST

The assets of the Plan had been commingled with assets of another Company savings plan in the Nashua Corporation Savings Plans Master Trust ("the Master Trust"). The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below was prepared. The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable. The Plan owned 0% and 0.1% of the Master Trust as of December 31, 1997 and 1996, respectively.


                                                                December 31,
                                                        --------------------------
                                                            1997           1996
                                                        -----------    -----------
Statement of Net Assets
Available for Plan Benefits:
  Guaranteed Investment Contracts, at Contract Value    $ 4,691,494    $ 7,451,125
  Nashua Common Stock Fund, at Fair Value                 2,832,373      3,213,925
  Mutual Funds, at Fair Value                            45,933,949     37,776,562
  Collective Investment Fund, at Fair Value               9,095,453     11,084,095
  Treasury Instruments, at Fair Value                     3,361,455              -
  Cash                                                      277,019        281,044
  Employee Contributions Receivable                          14,844         48,897
  Employer Contributions Receivable                          42,164         17,147
  Participant Loans Receivable, at Fair Value             2,201,717      2,685,736
                                                        -----------    -----------
Net Assets Available for Plan Benefits                  $68,450,468    $62,558,531
                                                        ===========    ===========

                                                                 Year Ended
                                                                December 31,
                                                        --------------------------
                                                            1997           1996
                                                        -----------    -----------
Statement of Changes in Net Assets
Available for Plan Benefits:
  Sources of Net Assets:
    Employee Contributions                              $ 3,395,798    $ 3,615,103
    Employer Contributions                                1,177,340      1,249,798
    Investment Income                                     4,554,817      4,948,193
    Net Appreciation of Investments                       5,689,688      1,591,827
    Rollovers In                                             18,665         32,952
    Loan interest                                           196,126        208,324
                                                        -----------    -----------
                                                         15,032,434     11,646,197
                                                        -----------    -----------

  Applications of Net Assets:
    Plan Withdrawals                                      8,665,329      7,039,555

--------------------------------------------------------------------------------
                                                                         Page 11
--------------------------------------------------------------------------------


    Net Depreciation of Investment                          165,421      1,236,846
    Administrative Expenses                                  42,128         50,128
    Rollovers Out                                           267,619      1,364,080
                                                        -----------    -----------
                                                          9,140,497      9,690,609
                                                        -----------    -----------

Increase in Net Assets During the Year                  $ 5,891,937    $ 1,955,588
                                                        ===========    ===========


The Master Trust purchased 15,500 and 69,700 common shares of Nashua Corporation at a total cost of $209,098 and $941,484 during 1997 and 1996, respectively. The Master Trust received $443,411 and $1,421,147 from the sale of 38,010 and 96,685 common shares of Nashua Corporation during 1997 and 1996, respectively.

--------------------------------------------------------------------------------
                                                                         Page 12
--------------------------------------------------------------------------------


NASHUA CORPORATION SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                                        NASHUA CORPORATION SAVINGS PLAN
                                          FOR SPECIFIED HOURLY EMPLOYEES.



Date:  July 16, 1998                      By: /s/ Peter C. Anastos
       -------------                          --------------------------------
                                              Peter C. Anastos
                                              Nashua Corporation
                                              Vice President, General Counsel
                                               and Secretary